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                             May 17, 2023

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed May 4, 2023
                                                            File No. 333-263755

       Dear Jing-Bin Chiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form F-1 filed May 4, 2023

       Cover Page

   1.                                                   Please reconcile the
disclosure on the cover page that "the Company   s majority business
                                                        activities are neither
carried out in Mainland China, nor is its main place of business located in Mainland
China" with the disclosure: (1) on page 4 that "Currently, part of our operations are based in
the PRC;" (2) on page 27 that "we conduct substantially all of our operations in Taiwan
and PRC;" and (3) the disclosure on page 47 that "Substantially all of our current
operations are conducted in Taiwan and/or PRC."
   2. Please revise to restore the disclosure you deleted from the cover page regarding the process, requirements
and risks related to the Trial Measures.
 Jing-Bin Chiang
FirstName  LastNameJing-Bin Chiang
J-Star Holding Co., Ltd.
Comapany
May        NameJ-Star Holding Co., Ltd.
     17, 2023
May 17,
Page  2 2023 Page 2
FirstName LastName
We rely on lines of credit from bank loans to fund our business operations, page 29

3. We note the new disclosure in this risk factor about key personnel "providing guarantees on the loans over the next twelve months." Please tell us where you have filed as exhibits the guarantees from key management personnel.

Unaudited Pro Forma Financial Information
Unaudited Pro Forma Consolidated Statements of Comprehensive Income, page 58

4. We note you do not include a pro forma adjustment for any transaction expenses incurred relating to your disposal transaction. Please confirm no such expenses were incurred or otherwise modify your pro forma presentation accordingly.
Adjustment (c), page 59

5.       Please address the following:
             Tell us and disclose how you calculate the adjustment of $(50,670) to Accumulated
             Deficit.
             Tell us where you recorded the net profit (loss) after income tax under the
             Adjustment column from page 58.
             The sum of the historical and adjustment amounts for Accumulated Deficit do not total to your pro forma Accumulated Deficit. Please revise your presentation accordingly.
Adjustment (l), page 60

6.       Please address the following:
             We note from Adjustment (c) that the losses on disposal of 80.5% equity interests amounted to $195,782 calculated by deducting the total consideration after net, discounted to net present value, by net assets of 80.5% of Dongguan YMA and
             Dongguan Forwell; (ii) losses on fair value re-measurement of 19.5% remaining interests amounted to US$153,520 calculated by fair value re-measurement of 19.5%
             remaining interests deducting net assets of 80.5% of Dongguan YMA and Dongguan
             Forwell. As such, the total amount of the loss related to the disposal appears to equal
             $349,302. Therefore, it further appears that the total amount of adjustment (l) should be $1,086,890. Please revise your adjustment or otherwise explain how you arrived at the amount presented.
             Please consider disclosing the calculation of each loss related to the disposal of
             Dongguan YMA and Dongguan Forwell in a tabular format, to facilitate investor understanding.
Exhibits

7. We note the new disclosure throughout your amendment about the legal opinion issued by your PRC counsel, L&L-Leaven regarding the disposal of equity interests in April 2023.
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
May 17, 2023
Page 3
      Please file as an exhibit an updated opinion of counsel. In this regard, we note that the opinion of L&L-Leaven filed as exhibit 5.3 is dated February 8, 2023.
8. Numerous exhibits you filed with this amendment contain blanks. Please file final, completed exhibits.
General

9. We note the disposal of shares to three individuals who are former employees. Please tell us the last date of their employment.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJing-Bin Chiang
                                                            Division of
Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                                            Office of
Manufacturing
May 17, 2023 Page 3
cc:       Lawrence S. Venick, Esq.
FirstName LastName